

May 19, 2026

Barbara Humpton
Chief Executive Officer
USA Rare Earth, Inc.
100 W. Airport Road
Stillwater, OK 74075

      Re: USA Rare Earth, Inc.
             Registration Statement on Form S-3
             Filed May 13, 2026
             File No. 333-295835

Dear Barbara Humpton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation

cc: Joel Rubinstein, Esq.